Exhibit 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

	Fiscal Year
	2008	2007(1)	2006(1)	2005(1)	2004(1)
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes(2)	$2,287	$3,394	$9,064	$6,005	$5,189
Add: Fixed charges, net	37,752	57,519	41,069	23,757	14,133

Income before income taxes and fixed charges, net	$40,039	$60,913	$50,133	$29,762	$19,322

Fixed Charges:
Total interest expense	$37,523	$57,302	$40,897	$23,552	$13,977
Interest factor in rents	228	217	172	205	156
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	45

Total fixed charges	$37,751	$57,519	$41,069	$23,757	$14,178

Ratio of earnings to fixed charges	1.1	1.1	1.2	1.3	1.4

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Earnings:
Income before income taxes(2)	$2,287	$3,394	$9,064	$6,005	$5,189
Add: Fixed charges, net	37,752	57,519	41,069	23,757	14,133

Income before income taxes and fixed charges, net	$40,039	$60,913	$50,133	$29,762	$19,322

Fixed Charges:
Total interest expense	$37,523	$57,302	$40,897	$23,552	$13,977
Interest factor in rents	228	217	172	205	156
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	45
Preferred stock dividends	138	90	27	—	—

Total fixed charges and preferred stock dividends	$37,889	$57,609	$41,096	$23,757	$14,178

Ratio of earnings to fixed charges and preferred stock dividends	1.1	1.1	1.2	1.3	1.4

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation.
(2)	Income before income taxes does not include dividends on preferred securities subject to mandatory redemption, gain (loss) on discontinued operations, and cumulative effect of accounting change (net).

“Fixed charges” consist of interest cost, including interest on deposit, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense estimated to be representative of the interest factor.

The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.